UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13A-16 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2003

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


                        Suite 600 - 200 Burrard Street,
                       Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   TECK COMINCO LIMITED
                                   (Registrant)



Date:    March 10, 2003            By:  /s/ Karen L. Dunfee
                                        ---------------------------------------
                                        Karen L. Dunfee
                                        Corporate Secretary


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                                                            [LOGO - TECKCOMINCO]
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                                                           EXTERNAL NEWS RELEASE
                                                                        03-06-TC

FOR IMMEDIATE RELEASE:     March 10, 2003

         FORDING COAL PARTNERSHIP MOVES TO STRENGTHEN EXPORT COAL MINES

CALGARY, Alberta -- Teck Cominco Limited (TSX: TEK.A, TEK.B) and Fording Canadian Coal Trust (TSX: FDG.UN, NYSE:FDG) today announced that the Fording Coal Partnership will implement production and work-force reductions at its Line Creek mining operations located near Sparwood, British Columbia.

"These actions are necessary to improve the mine's financial results and its longer-term viability, as well as to ensure the Partnership is a competitive producer of high-quality metallurgical coal for global markets," said Jim Gardiner, President and CEO, Fording Coal Partnership.

Changes will be made to the mining plan to reduce Line Creek's annual production to approximately two million tonnes, from its previously planned level of 3.5 million tonnes. Consequently, the mine's current work force of 544 employees will be reduced by about 50 percent.

"The Partnership recognizes the significant impacts these decisions will have on employees and we have initiated steps to provide transitional services to assist individuals affected by the layoff," said Doug Stokes, General Manager, Line Creek Operations. "We are aware that a layoff of this size will have social and economic effects on local communities, and we will be working closely with stakeholder groups to address their concerns."

The Partnership estimates that the work-force reduction will result in annual cost savings of $18 million. In conjunction with associated savings in other key operational areas and lower production levels, these actions are expected to provide a significant improvement in the unit cost of coal produced at the mine. One time charges of $4 million, including notice and other severance entitlements such as outplacement services, will be paid during the second quarter of 2003.


                              TECK COMINCO LIMITED
                  200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9
        -TEL: (604) 687-1117 - FAX: (604) 687-6100 - www.teckcominco.com

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Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to its unit holders. The Trust's assets include a 65-percent ownership of the Fording Coal Partnership, comprised of Canada's senior metallurgical coal mining properties. Fording is the world's second-largest exporter of metallurgical coal, capable of supplying approximately 25 million tonnes of high-quality coal products annually to the international steel industry. Fording is also the world's largest producer of the industrial mineral wollastonite.

Teck Cominco Limited is a diversified mining company, headquartered in Vancouver, Canada, with assets totaling approximately $5 billion. Its shares are listed on the Toronto Stock Exchange under the symbols TEK.A and TEK.B. The company is a world leader in the production of zinc and its diversified operations produce significant quantities of copper, coal and gold. The company owns, or has interests in, eight mines and two refineries, and is the managing director of Fording Coal Partnership in which it holds a 35% interest. Further information can be found at WWW.TECKCOMINCO.COM.

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CONTACT: Tom Merinsky
         Director, Investor Relations
         604 685-3007